Pricing Sheet No. ELN-12
To the Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012 Free Writing Prospectus ELN12
Filed Pursuant to Rule 433
Registration Statement No. 333-180300-03

Equity-Linked Notes Linked to the Common Stock of Gilead Sciences, Inc.
Final Terms
December 9, 2013

Issuer:	Credit Suisse AG, acting through its Nassau Branch

CUSIP/ISIN:	22539T548/US22539T5487
Reference Shares:	Common stock of Gilead Sciences, Inc. (Bloomberg ticker: GILD UW <Equity>)

Trade Date:	December 9, 2013
Settlement Date:	December 16, 2013
Valuation Date:†	December 12, 2014
Maturity Date:†	December 16, 2014

Fixed Payment:	For each unit of securities on the Fixed Payment Date, 12.0% of the principal amount per unit.

Fixed Payment Date:	A single Fixed Payment will be paid on January 15, 2014, subject to the modified following business day convention. No Fixed Payment will accrue or be payable following January 15, 2014.

Record Date:	15 calendar days prior to the applicable Fixed Payment Date

Aggregate Principal Amount:	$20,064,754.80
Aggregate Number of Units:	266,535

Principal Amount per Unit:	$75.28

Initial Share Price:	$75.28

Price to Public:	$75.28 per Unit of securities

Redemption Amount:	The Redemption Amount per Unit payable on the Maturity Date is based on the performance of the Reference Shares:

If the Final Share Price is less than or equal to the Lower Put Strike Price, then
Redemption Amount = Downside Participation × Lower Put Strike Price

If the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price, then
Redemption Amount = Downside Participation × Final Share Price

If the Final Price is greater than or equal to the Upper Put Strike Price, then
Redemption Amount = Principal Amount per Unit

The Issuer has the option to elect to either pay the Redemption Amount in cash at maturity or to deliver a number of the Reference Shares per Unit equal to the Redemption Amount divided by the Final Share Price. Any fractional share amounts will be paid in cash. The Redemption Amount will be determined on the Valuation Date and will not be adjusted for any changes in the closing price of the Reference Shares that may occur between the Valuation Date and the Maturity Date. Any payment at maturity is subject to our ability to pay our obligations as they become due.

† The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event in respect of the Reference Shares. The Maturity Date is subject to postponement if such date is not an underlying business day or if the Valuation Date is postponed because such date is not an underlying business day or as a result of a market disruption event in respect of the Reference Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this free writing prospectus or the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $75.28 principal amount of the securities on the Trade Date is $75.12944 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). See “Selected Risk Considerations” in this pricing sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Final Share Price:	The closing price of the Reference Shares on the Valuation Date

Lower Put Strike Price:	$63.99 (85% of the Initial Share Price)

Upper Put Strike Price:	$83.71 (111.20% of the Initial Share Price)

Downside Participation:	89.9281%

Adjustment for Ordinary
Dividend:	The Final Share Price will be adjusted according to the below formula to reflect any ordinary dividend on the Reference Shares that is paid.

Current Market Price / (Current Market Price – Amount of Ordinary Dividend per Share)

The “current market price” is the closing price of the Reference Shares on the business day prior to the ex-dividend date. The “ex-dividend date” is the date the Reference Shares begin trading ex-dividend on the relevant exchange.

Underwriting Discounts
and Commissions:	$0.15056 per unit of securities

Calculation Agent:	Credit Suisse International

Selected Risk Considerations

FIXED PAYMENTS WILL NOT BE PAID FOR THE FULL TERM OF THE SECURITIES — A single Fixed Payment will be paid on January 15, 2014. You will not be entitled receive a Fixed Payment after January 15, 2014.

THE MAXIMUM REDEMPTION AMOUNT PER UNIT WILL BE EQUAL TO THE PRINCIPAL AMOUNT PER UNIT – If the Final Share Price is greater than or equal to the Upper Put Strike Price, the Redemption Amount per Unit will equal the Principal Amount per Unit. Therefore, the maximum Redemption Amount per Unit will equal $75.28 and you will not participate in any appreciation of the Reference Shares above the Upper Put Strike Price. Any payment on the securities is subject to our ability to pay our obligations as they become due.

ESTIMATED VALUE OF THE SECURITIES AFTER DEDUCTING CERTAIN COSTS — The estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

EFFECT OF INTEREST RATE USED IN ESTIMATING VALUE — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), to account for costs related to structuring and offering the securities. In circumstances where the internal funding rate is lower than the secondary market credit spread, the value of the securities would be higher if we used our secondary market credit spread. Our use of our lower internal funding rate is also reflected in the secondary market prices of the securities. Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value may not be comparable to estimated values of similar securities of other issuers.

SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) offers to repurchase your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. Furthermore, assuming no change in market conditions or other relevant factors from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we repurchase the securities from such dealer.

We (or an affiliate) may initially offer to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the estimated value of the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

The Reference Shares

Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Share Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below. According to its publicly available filings with the SEC, Gilead Sciences, Inc. is a research-based biopharmaceutical company that discovers, develops and commercializes medicines in areas of unmet medical need. The common stock of Gilead Sciences, Inc., $0.001 par value per share, is listed on The Nasdaq Global Select Market. Gilead Sciences, Inc.’s SEC file number is 0-19731 and can be accessed through www.sec.gov.

This pricing sheet relates only to the securities offered hereby and does not relate to the Reference Shares or other securities of the Reference Share Issuer. We have derived all disclosures contained in this pricing sheet regarding the Reference Shares and the Reference Share Issuer from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Share Issuer.

Historical Information

The following graph sets forth the historical performance of the Reference Shares based on the closing prices of the Reference Shares from January 1, 2008 through December 9, 2013. The closing price of the Reference Shares on December 9, 2013 was $75.19. We obtained the closing prices below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. The price source for determining the Final Share Price will be the Bloomberg page “GILD UW <Equity>” or any successor page.

You should not take the historical prices of the Reference Shares as an indication of future performance of the Reference Shares or the securities. Any historical trend in the price of the Reference Shares during any period set forth below is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time over the term of the securities.

For additional information about the Reference Shares, see the information set forth under “The Reference Shares” herein.

Credit Suisse has filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Prospectus Supplement and Prospectus, each dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.